UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☒ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
K POP Foods, Inc.

Legal status of issuer

> ***Form***
> C-Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> February 21, 2017

Physical address of issuer
10620 Eastborne Ave #302, Los Angeles, California

Website of issuer
https://www.kpopfoods.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$106,712	$63,870
Cash & Cash Equivalents	$51,387	$15,280
Accounts Receivable	$1,502	$0
Short-term Debt	$36,743	$8,057
Long-term Debt	$362,766	$127,819
Revenues/Sales	$64,286	$52,680
Cost of Goods Sold	$39,417	$41,506
Taxes Paid	$0	$0
Net Income	-$220,790	-$72,106

Annual Report
(EXHIBIT A TO FORM C-AR/A)
April 30, 2019

K POP Foods, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

K POP Foods, Inc. is a Delaware C-Corporation, formed on February 21, 2017.

The Company is located at 10620 Eastborne Ave #302, Los Angeles, California.

The Company's website is https://www.kpopfoods.com.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of April 30, 2019, and the report may be found on the company's website at www.kpopfoods.com.
.

The Offering

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, plan to increase payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's cash position is relatively weak. The Company currently has $69,776.47 in cash balances as of April 1, 2019. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise funds.

The Company does not have an employment contract in place with Theodore Lee, the CEO, or Michael Kim, the COO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Theodore or Michael were to leave KPOP Foods, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. While the Company intends to enter into employment agreements with these individuals, there is no guarantee that an employment agreement will be entered into.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight. We purchase large quantities of raw materials, and the costs of ingredients and packaging, are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete.

The Company has outstanding liabilities. The Company owes Celtic Bank $16,334.76 due in weekly installments of $314.13 ending on April 2, 2020. The Company also has a line of credit with Celtic Bank and owes $9,336.88 due in weekly installments of $234.64 ending on March 8, 2020. The Company also has a cash secured credit card from Pacific Western Bank with a balance of $6,973.95 and a credit limit of $10,000.

As ***a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).*** We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 81% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
KPOP Foods is a Korean food consumer packaged goods company.

Business Plan

Our business model is centered around creating and manufacturing our own unique food products and then selling them to businesses or directly to the final consumer. A key point for us is building the KPOP Foods brand as we strive to be the Korean food brand for America.

The Company's Products and/or Services

Product / Service	Description	Current Market
KPOP Sauce	Korean chili sauce	Customers who have had exposure to Korean or Asian flavors, also includes the BBQ community
KPOP XXX Sauce	Korean hot sauce	Customers who enjoy flavorful hot sauces and spicy Korean flavors
KPOP Kimchi Mayo Sauce	Aioli with kimchi flavors	Customers that enjoy mayo or special aioli
KPOP Honey Glaze Sauce	Sweet chili sauce with a Korean twist using honeyed Korean chili paste, garlic, jalapeno, and lemon	Customers that enjoy sweet chili sauce or sauces that are on the sweeter side with a little spice
KPOP Sea Snacks	A premium roasted, all-natural, and organic seaweed snack	Customers interested in healthy, non-GMO, All-Natural snacks

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customers are foodies and adventurous eaters, typically between the ages of 23 and 45 and have had some exposure to Asian or Korean cuisine.

Intellectual Property

The Company is dependent on the following intellectual property: None

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
5,449,605	K P O P FOODS	February 7, 2017	April 17, 2018	USA

Litigation

None

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years

Theodore Lee	CEO and Director (February 2017 - Present)	Banking - Associate (July 2014 - June 2015), Manager of Finance of early-stage fintech startup (July 2015 - January 2017), Full-Time MBA (September 2015 - June 2017).
Michael Kim	COO and Director (February 2017 - Present)	US Army Officer (2010 - August 2015), Strategy & Business Development Associate (June 2016 - February 2017),, Full-Time MBA (September 2015 - June 2017).

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Percentage ownership of the Company by the holders of such securities	Other material terms
Common Stock	10,000,000	Yes	100%	None
Convertible Notes	$159,197	No	0%	Converts into preferred stock.
Crowd Notes*	$224,205**	No	0%	See below.
Convertible Notes – Add-On	$82,500	No	0%	Same as Crowd Notes

*The Crowd Notes sold by the Company will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $3,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus accrued unpaid interest of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $3,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 6%, compounded quarterly.

The securities into which the Crowd Notes will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

** Such amount represents a total of $224,205 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, including a Crowd Note in the amount of $7,105.00 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan (Term Loan)	Celtic Bank	$16,335	21.0%	Weekly Payments of Principal and Interest		April 2, 2020	Personally guaranteed by co-founder
Loan (Line of Credit)	Celtic Bank	$9,337	42.8%	Weekly Payments of Principal and Interest		March 8, 2020	Personally guaranteed by co-founder
Credit Card	Pacific Western Bank	$6,974	15.99%	Monthly Payments		January, 2020	Cash secured

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Theodore Lee and Michael Kim.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Theodore Lee	Common Stock	44%
Michael Kim	Common Stock	37%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B. The financial statements were not reviewed by a CPA and were not audited.

Operations
KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers its flagship product K POP sauce, and recently released K POP sea snacks. Products are distributed and sold nationally via online distributors and the Company's website.

Liquidity and Capital Resources

We have approximately $69,776.47 in cash on hand as of April 1, 2019 which will be used to execute our business strategy.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C-AR/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

You should carefully consider the valuation of your securities as an investor in the Company and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	May 2017 – January 2018	Regulation D, 506(b)	Convertible Note	$150,000	Operations
Crowd Note	July 2018 – August 2018	Regulation D 506(c) and Regulation CF	Convertible Note (Crowd Note)	$224,205*	General expenses, personnel, distribution, PR, product development.
Convertible Notes – Add-On	March 2019 – May 2019	Regulation D, 506(b)	Convertible Note	$82,500	Operations, personnel, distribution

* Such amount represents a total of $217,100 in Crowd Notes issued in the Company's combined offering under Regulation CF and 506(c) of Regulation D, in addition to a Crowd Note in the amount of $7,105.00 issued to SI Securities, LLC as compensation for serving as placement agent and intermediary in the offering.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- The Company has provided product to entities owned by Chris Oh, who serves as the Head of Product and Product Development. In exchange for the product, we do receive compensation, however the total compensation received has not been more than $2,500.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Theodore Lee

(Signature)

Theodore Lee

(Name)

CEO and Director

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Theodore Lee

(Signature)

Theodore Lee

(Name)

CEO and Director

(Title)

April 30, 2019

(Date)

/s/Michael Kim

(Signature)

Michael Kim

(Name)

COO and Director

(Title)

April 30, 2019

(Date) ————————————————————————

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



K POP FOODS, INC.

(a Delaware Corporation)

Financial Statements (Unaudited)

The Period from February 21, 2017 (inception) Ended December 31, 2017 and
January 1, 2018 Ended December 31, 2018

Table of Contents

Certification Letter by Company Executive   3
Financial Statements
    Balance Sheet   5
    Statement of Operations   6
    Statement of Changes in Stockholders' Equity   7
    Statement of Cash Flows   8
    Notes to Financial Statements   9

CERTIFICATION BY THE CHIEF EXECUTIVE OFFICER

I, Theodore Lee, certify that:

1. I have reviewed K POP Foods, Inc.'s financial statements for the year ending December 31, 2018;

2. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

3. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the registrant and have:

   a. designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   b. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures; and

   c. disclosed in this report any chance in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

4. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the necessary parties, including investors, advisors, and the board of directors:

   a. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: April 10, 2019

Theodore Lee
Chief Executive Officer

K POP Foods, Inc. Balance Sheet *($ in Actuals)*		FYE 2018 Unaudited		FYE 2017 Reviewed
Assets				
Cash	$	51,387	$	15,280
Accounts Receivable		1,502		-
Grant Receivable		-		10,000
Inventory		46,312		31,819
Prepaid Expenses		900		1,500
Total Current Assets		100,101		58,599
Other Assets		6,611		5,271
Total Assets	$	**106,712**	$	**63,870**
Liabilities & Shareholders' Equity				
Accounts Payable		14,768		8,057
Term Loan - OnDeck Capital		16,138		-
Credit Card		5,838		-
Total Current Liabilities		36,743		8,057
Convertible Note - Tranche 1		150,000		125,000
Convertible Note - SeedInvest*		196,443		-
Accrued Interest - Convertible Notes		16,323		2,819
Total Liabilities	$	**399,509**	$	**135,876**
Stockholders' Equity				
Common Stock, $0.00001 par value, 15,000,000 shares authorized, 10,000,000 shares issued and outstanding		100		100
Accumulated Deficit		(292,896)		(72,106)
Total Stockholders' Equity	$	**(292,796)**	$	**(72,006)**
Total Liabilities & Stockholders' Equity	$	**106,712**	$	**63,870**

*Net amount after financing charges. Actual balance of $224,205.

KPOP Foods, Inc. Income Statement ($ in Actuals)		FYE 2018 Unaudited	FYE 2017 Reviewed
Sales, Net	$	64,286 $	52,680
Cost of Goods Sold		39,417	41,506
Gross Profit		**24,869**	**11,174**
Operating Expenses			
Marketing and Advertising Costs		93,673	33,456
Wages and Operating		120,151	30,111
General and Administrative		10,932	7,181
Product Development		5,612	3,295
Total Operating Expenses		**230,368**	**74,043**
Other Income (Expense)			
Other Income		2,904	10,000
Interest Expense		(18,195)	(2,819)
Loss on Inventory Obsolescence		-	(16,418)
Total Other Income (Expenses)		**(15,291)**	**(9,237)**
Net Loss Before Income Tax		**(220,790)**	**(72,106)**
Provision for Income Tax		-	-
Net Loss	$	**(220,790)** $	**(72,106)**

K POP Foods, Inc.
Statement of Stockholders' Equity
(2017 Reviewed, 2018 Unaudited)
($ in Actuals)

	Common Stock		Accumulated	Total Shareholders'
	Shares	Amounts	Deficit	Equity
Balance - February 21, 2017	- $	- $	- $	-
Shared Issued for Cash	10,000,000	100		100
Net Loss			(72,106)	(72,106)
Balance - December 31, 2017	10,000,000 $	100 $	(72,106) $	(72,006)
Shared Issued for Cash	- $	-		-
Net Loss			(220,790)	(220,790)
Balance - December 31, 2018	10,000,000 $	100 $	(292,896) $	(292,796)

K POP Foods, Inc. **Cash Flow Statement** *($ in Actuals)*		**FYE 2018** **Unaudited**		**FYE 2017** **Reviewed**
Cash Flows from Operating Activities				
Net Loss	$	(220,790)	$	(72,106)
Adjustments to Reconcile Net Loss to Net Cash				
Changes in Operating Assets and Liabilities:				
Accounts Receivable		(1,502)		-
Grant Receivable		10,000		(10,000)
Inventory		(14,493)		(31,819)
Prepaid Expenses		600		(1,500)
Accounts Payable and Accrued Expenses		12,549		8,057
Accrued Interest Expense		13,504		2,819
Other Assets		(1,340)		(5,271)
Net Cash Used by Operating Activities		(201,473)		(109,820)
Cash Flows from Financing Activities				
Proceeds from Term Loan		16,138		-
Proceeds from Issuances of Convertible Notes		221,443		125,000
Proceeds from Issuances of Common Stock		-		100
Net Cash Provided by Financing Activities		237,580		125,100
Net Increase in Cash and Cash Equivalents		36,107		15,280
Cash and Cash Equivalents, Beginning		15,280		-
Cash and Cash Equivalents, Ending	$	51,387	$	15,280
Supplemental Information:				
Cash Paid for Income Taxes	$	-	$	-
Cash Paid for Interest	$	4,497	$	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUTNING PRINCIPLES

Nature of Business

KPOP Foods, Inc. ("the Company") is a Delaware corporation headquartered in Los Angeles, California, that provides Korean food packaged goods to consumers. The Company offers a line of Korean sauces, starting with its flagship KPOP Sauce, followed by its recently released KPOP Kimchi Mayo Sauce, KPOP XXX Sauce, and KPOP Honey Glaze Sauce. The Company also offers a seaweed snack called KPOP Sea Snacks. All products are distributed and sold nationally via online distributors and the Company's website.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketing and Advertising Costs

The Company's marketing and advertising costs are expensed as incurred. During the periods ending December 31, 2018 and December 31, 2017, the Company recognized $93,673 and $33,456 in marketing and advertising costs.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for this arrangement is fixed or determinable; and
- Collectability is reasonably assured.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quotes prices for identical or similar assets or liabilities in markets that are not active).

Level 3 – Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity date of 90 days or less to be cash equivalents. At December 31, 2018 and December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents.

Inventory

Inventory is stated at the lower of cost or market value and is accounted for using the first-in-first-out method (FIFO). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the period ending December 31, 2018, the Company determined no impairment charges. During the period ended December 31, 2017, the Company determined an impairment charge of $16,418 for slowmoving and obsolete merchandise related to the Kickstarter campaign and partnership deals completed in 2017, was necessary.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service and the State of California, which has a statute of limitation of three and four years from the due date of the return, respectively. As such, all tax years from inception are open for potential examination.

The Company has a tax net operating loss (NOL) for the periods ending December 31, 2018 and December 31, 2017 of $197,538 and $39,607, respectively, for which it may receive future tax benefits. However, as of December 31, 2018, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 10, 2019, the date these financial statements were available to be issued.

In March 2019, the Company drew $10,000 on its $13,000 line of credit with Celtic Bank. The outstanding debt on the line of credit has an APR of 42.8% and is due within one year. As of April 3, 2019, the outstanding balance under the line of credit was $9,271.54.

In March and April 2019, the Company issued additional $82,500 in convertible notes, with goal to raise a total round of $150,000. The terms of the convertible note are consistent with the terms outlined in Note 3.

On April 4, the Company refinanced its term loan with Celtic Bank. The refinanced loan amount was $13,500.00 with an interest rate of 21.0% and maturity date of one year.

NOTE 2 – COMMON STOCK

The Company has 15,000,000, $0.00001 par value, shares of common stock authorized as of December 31, 2018. At December 31, 2018 and December 31, 2017, there were issues and outstanding common shares of 10,000,000.

During the period ended December 31, 2017, the Company issued 10,000,000 shares of common stock for cash proceeds of $100. During the period ended December 31, 2018, the Company did not issue any shares of common stock.

NOTE 3 – CONVERTIBLE NOTES PAYABLE

Convertible Note – SeedInvest ("Crowd Notes")

On August 31, 2018, the Company issued $224,205 in convertible notes through Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933. Through the Crowd Notes, the Company received net cash proceeds of $196,443 after financing fees of $20,657 and brokerage and placement fees of $7,105. The Crowd Notes bear interest at 6% per annum, compounded quarterly, and mature on August 31, 2020. Upon maturity, all principal and accrued interest becomes due and payable in cash. The note may be converted into shares of preferred or common stock of the Company upon the following:

1. If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is preferred stock financing raising of not less than $1,000,000).

2. Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

3. If the maturity is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

Convertible Note – Tranche 1

The Company received cash proceeds of $150,000 for six convertible notes issued between May 2017 and January 2018. The notes bear interest at 6% per annum and mature on July 31, 2019. While the maturity date is set at July 31, 2019, the Company has reasonable assurances that the maturity date will be extended to August 31, 2020 to match the maturity date of the Crowd Notes.

Upon maturity, all principal and accrued interest becomes due and payable in cash. The notes may be converted into shares of preferred or common stock of the Company upon the following:

1. Upon the Company receiving cash of no less than $500,000 for the sale of the Company's shares ("Qualified Financing"), outstanding principal and accrued interest will be automatically converted into shares of the Company's stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the individual agreements.

2. Upon the sale, transfer, or other disposition of substantially all of the Company's assets (except one in which the holders of capital stock of the Company immediately prior to such action continue to hold at least 50% of the voting power of the Company), the holder may elect to convert outstanding principal and accrued interest into common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, a defined in the individual agreements, or receive cash settlement.

3. Upon maturity, holders may elect to convert outstanding principal and accrued interest to common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined by the individual agreements, or receive cash settlement.

As of December 31, 2018, none of the above events have occurred triggering the conversion of outstanding convertible debt, and as such, there have been no conversions of outstanding principal or accrued interest into preferred or common shares of the Company.

Accrued Interest – Convertible Notes

During the periods ending December 31, 2018 and December 31, 2017, the Company recognized interest expense related to outstanding convertible notes of $13,698 and $2,819, respectively. At

December 31, 2018 and December 31, 2017, accrued interest on outstanding convertible notes were $16,323 and $2,819, respectively.

NOTE 4 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $292,896, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve-month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plan to raise additional capital from the issuance of debt or the sale of stock, its ability to sell the Company's products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 5 – GRANT REVENUE

During 2017, the Company received a grant from the UCLA Foundation in the amount of $10,000, which was recorded as a receivable at December 31, 2017. This grant included no provisions that would restrict, or otherwise require additional action on the behalf of the Company. Grant funds receivable at December 31, 2017 were received in full during 2018. During 2018, the Company did not receive any other grants.

NOTE 6 - INVENTORY

At December 31, 2018 and December 31, 2017, inventory consisted of the following:

K POP Foods, Inc. Inventory ($ in Actuals)		FYE 2018 Unaudited		FYE 2017 Reviewed
Finished Goods	$	24,388	$	22,228
Packaging and Other		12,394		1,671
Merchandise		9,530		7,920
Total Inventory	$	**46,312**	$	**31,819**

I, Theodore Lee, certify that the financial statements of K POP Foods, Inc. included in this Form are true and complete in all material respects.



Theodore Lee, CEO